Contact

www.linkedin.com/in/alex-ipnote
(LinkedIn)
ipnote.pro (Company)

Top Skills

Patent Preparation
Process Automation
Supply Chain Optimization

Alex Levkin

Patent Attorney | Founder at iPNOTE | Transforming IP with AI
Barcelona, Catalonia, Spain

Summary

Alex Levkin, a Eurasian patent attorney with a master's degree in IP
and corporate management strategy and a postgraduate school in
technical sciences. Alex has over 13 years of experience in the field
of intellectual property, and he is passionate about making the IP
market transparent and technologically advanced for every business.

With IPNOTE, Alex is revolutionizing the IP industry by creating a
vertical AI paralegal that helps enterprises automate the annoying
ping pong with patent attorneys, reducing global IP filing and
registration costs by up to 30%.

Experience

IPNOTE
Chief Executive Officer, Founder
April 2021 - Present (5 years 1 month)
San Francisco, California, United States

Development of IPNOTE, a streamlined platform for managing and securing
intellectual property.

Education

EAPO
Eurasian patent attorney, Law · (January 2018 - December 2018)

Ural State Technical University
Master's degree, Corporate management strategy · (September 2016 - June
2017)

Ural State Technical University
Postgraduate school (no degree) , Technical sciences · (September
2013 - July 2016)

Ural State Technical University

Engineer's degree, Intellectual Property Management · (September
2008 - June 2013)